FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2025

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company

CNPJ/MF Nº 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO THE MARKET

Clarification about CVM/B3 inquires

Companhia Brasileira de Distribuição (“GPA” or “Companhia”), in compliance with Official Letter No. 64/2025/CVM/SEP/GEA-2, dated March 31, 2025 (“Official Letter”), hereby presents, through this Notice to the Market, the clarifications requested by the Brazilian Securities and Exchange Commission (“CVM”), including regarding the news published on the portal Brazil Journal” in the world wide web on March 31, 2025, under the title “Casino, Tanure and Iabrudi make agreement for new GPA board” (“News”).

For better understanding and in line with the guidelines contained in the Official Letter, its content is transcribed below:

Official Letter No. 64/2025/CVM/SEP/GEA-2

Rio de Janeiro, March 31, 2025.

To Mr.

Rafael Sirotsky Russowsky

Investor Relations Officer at

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Tel.: (11) 3886-0024

E-mail: gpa.ri@gpabr.com

C/C: Superintendence of Listing and Supervision of Issuers of B3 S.A. – Brasil, Bolsa, Balcão

E-mails: emissores@b3.com.br; ana.pereira@b3.com.br; ana.zane@b3.com.br

Subject: Request for Clarification – News published in the media

Mr. Officer,

1.      We refer to the Notices to the Market disclosed on 12/17/2024, 12/18/2024 and 01/20/2025; to the Material Fact disclosed on 03/30/2025; and to the news published on the Brazil Journal news portal on the worldwide web on the same date, titled “Nelson Tanure in preliminary talks for potential purchase of Casino's shares in GPA, says source,” with the following content:

Casino, Tanure and Iabrudi make agreement for new GPA Board

March 30, 2025

Geraldo Samor

Casino, Nelson Tanure, and Ronaldo Iabrudi — who together hold the majority of the capital of the Grupo Pão de Açúcar — have reached an agreement to elect the new board of the retailer.

The agreement is specific to the election of the board, and is not a broader shareholders’ agreement.

The new board will support the company’s strategic plan, focusing on reducing debt and selling non-core assets

As part of the agreement, Casino will appoint three board members; Iabrudi and Tanure will each appoint two; and there will also be two independent members.

Casino is appointing Christophe Hidalgo, who will serve as Vice-Chairman; Esther Helene, the M&A director at Casino in Paris; and CEO Marcelo Pimentel.

Iabrudi has appointed himself as Chairman, as well as Líbano Barroso, the former CEO of TAM, Rodobens, and Via Varejo, and former VP of logistics at GPA

Tanure has appointed Pedro Borba (a lawyer who has advised him for years) and Rodrigo Tostes, CFO of Light.

The independent members will be Eliana Ambrósio Chimenti, a former partner at Machado Meyer who also serves on the boards of Hypera and B3; and Sebastian Dario Los, the former CEO of Cencosud Brazil.

Since GPA's follow-on offering a year ago, the company has undergone a significant change in its shareholder base, with Tanure purchasing 10% of the capital.

Casino remains the largest shareholder with 22.5%; Iabrudi holds 5.6% (but a series of investors linked to him hold another 11%). The rest of the capital is widely distributed, mainly among retail investors — with the exception of the investment manager Nuveen, which holds about 8%.

[...]

2. Regarding the News content, particularly the highlighted excerpts, we request your statement on the veracity of the information provided in the news article, and, if so, we also request additional clarifications on the matter, including an assessment of any potential adverse impacts resulting from the boycott, as well as an explanation of the reasons why the matter was not considered a Material Fact under CVM Resolution No. 44/21.

3. Besides the clarifications regarding the highlighted sections above, the Company must necessarily provide comments on the following aspects:

a) In the Notice to the Market dated 12/17/2024, the Company stated that “it then requested Reag to: (i) confirm that all the vehicles considered in its notice regarding the achievement of relevant shareholding are subject to the discretionary management of Reag, with no exclusive investment funds or any vehicles in which their respective investors have influence on the management; (ii) provide a statement on the other matters in the News that they are aware of; and (iii) considering the provisions of Article 12 of CVM Resolution 44 and the information in their notice regarding the achievement of relevant shareholding, clarify the “objective of the participation and the quantity targeted,” as required by the regulations. The Company did not receive a response to this request until the disclosure of this notice.” The Company must clarify whether it received a response to the inquiry after 12/17/2024 and, if so, provide (i) the content of the response; and (ii) whether the response was sent by Reag Trust Administradora de Recursos Ltda. or its successor, Trustee Distribuidora de Títulos e Valores Mobiliários Ltda. If no response was received, the Company must inform whether it reiterated the inquiry to Reag Trust Administradora de Recursos Ltda. or its successor, Trustee Distribuidora de Títulos e Valores Mobiliários Ltda.

b) In the Notice to the Market dated 12/18/2024, the Company informed that, after contact with its shareholder Casino Guichard Perrachon, the latter responded that “we have had no discussions or engaged in any negotiations with Mr. Nelson Tanure and/or Reag Trust Administradora de Recursos Ltda. [the predecessor of Trustee Distribuidora de Títulos e Valores Mobiliários Ltda. in the management of the investment funds mentioned in section 'a' above] regarding the shares held by the Casino Group in Companhia Brasileira de Distribuição. Additionally, we inform that we have no representative in Brazil authorized to discuss this matter with any third parties.” The Company must inform whether, after this date, it was notified by its shareholder Casino Guichard Perrachon regarding any possible dealings with Mr. Nelson Tanure or investment funds related to him involving the Company, as well as clarify whether it contacted its shareholder Casino Guichard Perrachon after the disclosure of the Notice to the Market dated 12/18/2024, to inquire whether there were any negotiations between him and Mr. Nelson Tanure or investment funds related to him

4. Such statement must include a copy of this Official Letter and be sent through the Empresas.NET system, category “Notice to the Market”, type “Clarifications on CVM/B3 inquiries”. The fulfillment of this request for manifestation by means of a Notice to the Market does not exempt the eventual determination of liability for the failure to timely disclose a Material Fact, pursuant to CVM Resolution No. 44/21.

5. We emphasize that, pursuant to Article 3 of CVM Resolution No. 44/21, it is the responsibility of the Investor Relations Officer to disclose and communicate to the CVM and, if applicable, to the stock exchange and the organized over-the-counter market entity in which the company’s securities are admitted for trading, any relevant act or fact that has occurred or is related to its business, as well as to ensure its broad and immediate dissemination, simultaneously in all markets where such securities are admitted for trading.

6. We also recall the obligation set forth in the sole paragraph of article 4 of CVM Resolution No. 44/21, to inquire the Company's managers and controlling shareholders, as well as all other persons with access to material acts or facts, in order to ascertain whether they are aware of information that must be disclosed to the market.

7. Pursuant to article 6, sole paragraph, of CVM Resolution No. 44/21, the controlling shareholders or directors of publicly-held companies have the duty of immediate disclosing material act or facts pending disclosure to the Investor Relations Director, in the event that such information escapes to the market or if there is an atypical fluctuation in the quotation, price or traded quantity of the securities issued by the publicly-held company or referenced to them. Therefore, if relevant information is leaked (through a press vehicle, for example), a Material Fact must be disclosed, regardless of whether or not the information originates from statements by Company representatives.

8. As guided by Circular/Annual letter-2024-CVM/SEP, “the CVM has understood that, in the event of a leak of information or atypical fluctuations in the Company’s securities, the Material Fact must be immediately disclosed, even if the information relates to ongoing negotiations (not yet concluded), initial discussions, feasibility studies, or even a mere intention to carry out the transaction (see the judgment in CVM Proceeding No. RJ2006/5928 and PAS CVM No. 24/05)" (emphasis added

9. By order of the Superintendence of Relations with Companies, we warn that it will be up to this administrative authority, in the exercise of its legal duties and based on item II of Article 9 of Law No. 6,385/76, and on Article 7, in conjunction with Article 8 of CVM Resolution No. 47/21, to determine the imposition of a daily fine, without prejudice to other administrative sanctions, in the amount of R$ 1,000.00 (one thousand reais), for non-compliance with the requirements set forth, until April 1, 2025. Official Letter No. 315/2024/CVM/SEP/GEA-2.

Sincerely,

In this regard, the Company clarifies that, as disclosed in the material fact dated March 30, 2025, it received from its shareholder Saint German Fundo de Investimento Financeiro Multimercado (“Saint Germain FIFM”), an investment fund managed by Trustee Distribuidora de Títulos e Valores Mobiliários Ltda. (“Trustee DTVM”), a request for the calling of an extraordinary general meeting “to deliberate on (i) the complete dismissal of the Company’s Board of Directors; (ii) the setting of 9 (nine) as the number of members of the Company’s Board of Directors for a new unified term of 2 (two) years, to end at the annual general meeting that will deliberate on the financial statements for the fiscal year ending December 31, 2026; and (iii) the election of the members of the Board of Directors and the approval of the qualification of the independent members”.

As stated in the material fact, this request was received by the Company on the afternoon of last Friday, March 28, 2024, and was disclosed to the market before the opening of the subsequent trading session, in accordance with the applicable regulations, with the full reproduction of the letter sent by the shareholder and the information provided by him regarding the candidates who make up the proposed slate.

Additionally, in light of the news published yesterday – including the one mentioned in the Official Letter – the Company, in compliance with the provisions of the sole paragraph of Article 4 of CVM Resolution No. 44/21, requested that its shareholders Casino Guichard Perrachon (“Casino”), Mr. Ronaldo Iabrudi, and Saint Germain FIFM (managed by Trustee DTVM) provide a statement regarding the veracity of the information and present any additional clarifications for a complete understanding of the reported facts. The Company also reiterated to Trustee DTVM, in light of the new news published in recent days, the previously made request to confirm that the vehicles under its management (i) are not exclusive funds, (ii) have discretionary management, and (iii) are not subject to the influence of their respective investors, and that there is no mechanism or structure in the respective regulations that would allow such influence.

In response, the shareholder Casino confirmed that it supports the proposal made by Saint Germain FIFM to elect a new Board, with two members representing Casino's current shareholding in the Company (Christophe Hidalgo and Esther Bitton), without prejudice to continuing to support the current Management. For his part, shareholder Ronaldo Iabrudi also confirmed his support for the convocation request, as well as for the slate of candidates for the Board of Directors presented by Saint Germain FIFM, and stated that he is not a party to any voting agreement, shareholders' agreement, or any other similar contract that binds his votes or shares to Saint Germain FIFM or any other shareholder.

"On the other hand, Trustee DTVM informed that (i) “The Saint Germain FIM is not an exclusive fund and is managed discretionarily by the Trustee”; “The Fund's Regulations authorize the calling of a General Meeting of Shareholders by any shareholder or group of shareholders who hold at least 5% of the total shares issued by the Fund, to deliberate on matters of interest to the Fund,” and “The Annex to the Regulations allows the Special Shareholders' Meeting of the 'Single Class' to deliberate on the establishment, functioning, and composition of the Investment Committee,” being that “currently, there is no Investment Committee in place”; (ii) “On March 28, the Trustee made a request for the calling of an extraordinary general meeting aiming at the replacement of members of the board of directors, having provided in the said request all the grounds for the request, and there is no additional information, other than that already provided, for a full understanding of the facts”; and (iii) “It has no voting agreement or commitment with any shareholder of the company, whether Casino Guichard Perrachon or any other,” and “Saint Germain FIM, as well as its manager, Trustee, are not related parties to Casino Guichard Perrachon or any other significant shareholder of the Company, nor do they act as a ‘Group of Shareholders’ representing a common interest to any shareholder for the purposes of paragraph 6 of Article 36 of the Company’s Bylaw”.

In relation to the inquiry addressed in item “a” of the Official Letter, the Company clarifies that, in response to the question raised by it and reported in the Notice to the Market disclosed on 12/17/2024, Reag Trust Administradora de Recursos Ltda. informed on 12/20/2024 (i) that it would have discretionary management over the funds it manages, with no influence from its respective investors; and (ii) that, at that moment, there was no specific objective for the acquired participation.

Regarding the inquiry addressed in item “b” of the Official Letter, it should be clarified that, on March 26, 2025, in response to the disclosure of a news article titled “Tanure wants two seats on GPA’s board and seeks Casino’s support” in the Pipeline publication, the Company questioned its shareholder Casino regarding any relevant information it may have had related to that news. In response, Casino did not confirm the existence of any agreement or commitment at that time, only indicating that “from time to time is approached by other shareholders and engage in conversations to discuss governance matters pertaining to the company, including the composition of the Board of Directors” and that “decisions in relation to the election/replacement of members of the Board of Directors, if any, will be deliberated in the appropriate forums following the Brazilian Corporate Law, the by-laws and corporate governance rules of the company”. Therefore, in the Company's view, there was no material fact pending disclosure at that moment.

On the same occasion, the Company also inquired Trustee DTVM, the manager of Saint Germain FIFM, whether it was aware of any relevant information related to that news. The Company had also requested, at that time, due to the change in the management of Saint Germain FIFM and the new news released, if Trustee DTVM could confirm that it had discretionary management over the funds it managed, without any influence from their respective investors. However, Trustee DTVM had not responded to the Company's inquiry until that date, when it did so as part of the response to the new request for information already described in the previous paragraphs.

That being said, the Company reiterates its commitment to the faithful observance of the disclosure rules applicable to it and makes itself available to provide any additional clarifications that may be necessary.

São Paulo, April 1, 2025.

Rafael Russowsky

Vice-President of Finance and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 1, 2025	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.